Exhibit 99.1

January 30, 2024

Diversified Energy Company PLC

(“Diversified,” “DEC” or the “Group”)

Trading Statement and Annual Results Call Details

Diversified Energy Company PLC (LSE: DEC; NYSE: DEC) is pleased to announce it is trading in line with expectations and provides the following update on its business activity for the year ended December 31, 2023.

Delivering Reliable Results

•	2023 average net daily production: 821 MMcfepd (136.8 Mboepd)

◦	4Q 2023 average production of 777 MMcfepd (129.5 Mboepd)
◦	December 2023 exit rate production of 775 MMcfepd (129.2 Mboepd)
◦	Maintained peer-leading consolidated corporate production decline rate of ~10%(a)
◦	Marketed 100% of our produced natural gas with our internal marketing team, utilizing industry delivery, settlement, compliance, and confirmation standards while providing improved margins

•	Estimated Adjusted EBITDA(b) of $540 to $545 million

◦	Adjusted Operating Cost per Unit of $1.69/Mcfe ($10.14/Boe)(c) down 3% versus FY22
◦	Adjusted EBITDA Margin(d) of 51%

•	Free Cash Flow Yield of ~21%(e), including the impact of working capital changes
•	Declared Q3 2023 dividend of $0.875 per share (adjusted for 20 for 1 share consolidation), payment date of March 28, 2024

Executing Strategic Objectives

•	Completed ~$240 million in liquidity and value-enhancing divestitures at accretive multiples(f)
•	Reduced debt outstanding by ~15% (~$233 million) versus 2023 Interim (Q2) results
•	Fall borrowing base redetermination resulted in $50 million increase to $435 million

◦	100% approval from 14-bank lending syndicate
◦	$305 million adjusted borrowing base to reflect recently announced $200 million asset sale

•	Maintained leverage ratio of 2.4x(g)
•	Current Liquidity of ~$135 million

◦	Increase of 31% ($32 million) versus 2023 Interim (Q2) results

•	Commenced trading on the New York Stock Exchange, expanding access to US investors and improving trading liquidity
•	Affirmation by Fitch of all five ABS rated notes as BBB or higher (Investment Grade)

Creating Value Through Stewardship

•	Won ESG Report of the Year from ESG Awards 2023
•	Awarded Oil & Gas Methane Partnership 2.0 (OGMP) Gold rating for the second year
•	Increased MSCI sustainability rating to AA leadership status
•	Conducted over 246,000 leak detection surveys using industry-leading and proven detection equipment, attaining a zero emissions rate of 97.75%, proving the positive impacts of our commitment to eliminate methane leaks

◦	Completed leak detection surveys for 100% of Central Region upstream assets and continued leak detection surveys for all Appalachian upstream assets

•	Continued proactive, voluntary leak detection program for Appalachian midstream assets using industry-leading and proven aerial LiDAR from Bridger Photonics
•	Retired a total of 384 wells through the Company’s Next LVL asset retirement business

◦	Achieved goal of retiring 200 Diversified wells in 2023; significantly exceeding state agreements
◦	Retired 184 wells for outside parties, including 148 for state and federal orphan well programs
◦	Generated revenues from third-party well retirement projects to offset the Company’s internal well retirement costs

Commenting on the results, CEO Rusty Hutson, Jr. said:

“I am pleased to report our strategic progress and solid financial performance for Diversified, highlighting, once again, the consistency and resilience of our strategy and business model. This resilience has allowed us to maintain our peer-leading production decline rate, and our continued focus on operational efficiencies delivered 51% margins, resulting in meaningful cash flow generation. Despite a challenging commodity price environment, we generated strong full year results, including growing EBITDA to a record level that exceeded consensus expectations.

“Throughout the year, we have continued to focus our strategic initiatives on cash flow generation, capital discipline, and balance sheet management. Continued investment in our asset base resulted in substantial emissions reduction and operational efficiency gains. We continue to evaluate opportunities to successfully execute our growth and return of capital strategies moving forward, as highlighted by our successful listing on the New York Stock Exchange - a key milestone that will deliver future value.

“Next LVL Energy, our asset retirement team, completed its first full year of operations and successfully delivered on its strategic and financial objectives. I am very proud of the significant investments we have made to lower our methane intensity, and I am confident that we will deliver continued improvements that we will highlight in our formal year-end reports.

“Our dedicated employees are key to the Company’s success, and I would like to thank all our teams, subcontractors, lenders, and other partners for their continued work and dedication to benefit our communities and our shareholders. We remain confident in our business strategy and are proud of our position within the energy industry and the important part we are playing in responsibly providing the energy demands for our communities, our country, and the world. Diversified continues to grow as a solutions-based business, making it the Right Company at the Right Time.”

Operations and Finance Update

Production

The Company delivered 2023 average net daily production of 821 MMcfepd (136.8 Mboepd), a record for average annual production and 1% greater than the 2022 average (811 MMcfepd; 135.2 Mboepd). In 2023, Diversified maintained a peer-leading, consistent and resilient production decline profile of ~10%(a), as measured from 4Q22 to 4Q23, adjusted to exclude the effect of intraperiod acquisitions or divestitures. Legacy Appalachia assets continue to produce at a reliable level, with natural declines in this region of approximately 5% annually. Across our operating footprint, the Smarter Asset Management (“SAM”) approach continues to provide opportunities to improve current production profiles, drive efficiency gains, and extend well life. The Company exited the year with December 2023 average daily production of 775 MMcfepd (129.2 Mboepd).

Margin and Total Cash Expenses per Unit

Adjusted EBITDA Margins(d) of 51% (41% unhedged) represent Diversified’s 6th consecutive annual period with margins of ~50% or more, again demonstrating Diversified’s resilient cash flow profile throughout commodity price cycles. During the year, Adjusted EBITDA Margins benefited from the continued strategic application of the Company’s robust hedging strategy, combined with the impact of diligent expense control measures and price-linked reductions in certain third-party gathering and transportation costs and production taxes.

	FY23		FY22
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%
Average Realised Price[1]	$3.48	$20.87	$3.43	$20.60	2%

Adjusted Operating Cost per Unit(c)

	FY23		FY22
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%
Lease Operating Expense[2]	$0.64	$3.84	$0.59	$3.51	9%
Midstream Expense	0.23	1.40	0.24	1.44	(3)%
Gathering and Transportation	0.32	1.93	0.40	2.39	(19)%
Production Taxes	0.21	1.23	0.25	1.50	(18)%
Total Operating Expense[2]	$1.40	$8.40	$1.47	$8.84	(5)%
Employees, Administrative Costs and Professional Fees(h)	0.29	1.74	0.26	1.56	12%
Adjusted Operating Cost per Unit[2]	$1.69	$10.14	$1.73	$10.40	(3)%

Adjusted EBITDA Margin(d)	51%		49%

1 FY23 excludes $0.09/Mcfe ($0.57/Boe) and FY22 excludes $0.03/Mcfe ($0.19/Boe) of other revenues generated by Next LVL Energy; includes the impact of other revenue and gain on land sales during the respective periods

2 FY23 excludes $0.07/Mcfe ($0.43/Boe) and FY22 excludes $0.03/Mcfe ($0.20/Boe) of expenses attributable to Next LVL Energy Values may not sum due to rounding

Results of Hedging and Current Financial Derivatives Portfolio

Diversified ended 2023 with an annual average realized price of $3.48/Mcf, 27% higher than the average settled price for NYMEX Henry Hub during the year(i), demonstrating the benefit of the Company’s hedging strategy in mitigating the impact of the commodity price environment during the year. Having proactively established its 2024 hedge portfolio with a weighted average floor price of ~10% higher ($3.09/MMBtu) than the current strip(j), Diversified continues to focus on layering additional hedges to 2025 and beyond, where forward natural gas prices remain strong.

2023 Annual Results and Conference Call Details

Diversified will release its 2023 full-year results on Tuesday, March 19, 2024 and will host a conference call that day at 8:00a.m. BST (3:00a.m. EDT) to discuss the Annual Results and will make an audio replay of the event available shortly thereafter.

Date	March 19, 2024
Time	8:00a.m. (BST) / 3:00a.m. (EDT)
US (Toll-Free)	+1 877 836 0271
UK (Toll-Free)	+44 (0) 800 756 3429
Audio Webcast	div.energy/news-events/events

Footnotes:

a)	Corporate decline rate of ~10% calculated as the change in production from Q4 2022 to Q4 2023; excluding any intraperiod acquisitions or divestitures. Q4 2022 reported production of ~134 Mboepd vs. Adjusted Q4 2023 production of ~122 Mboepd (reported Q4 2023 production of 129.5 Mboepd less ~10 Mboepd of production for Tanos acquisition & adding ~3 Mboepd of non-op production divested)

b)	As used herein, Adjusted EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization, and includes adjusting items that are not comparable period-over-period, non-cash items such as gains on the sale of assets, acquisition related expenses and integration costs, mark-to-market adjustments related to Diversified's hedge portfolio, non-cash equity compensation charges and items of a similar nature

c)	As used herein, includes operating expense; employees, administrative costs and professional services and recurring allowance for credit losses, which include fixed and variable cost components; for the purpose of comparability, amounts from Operating Expense relating to Diversified’s wholly-owned plugging subsidiary, Next Level Energy, have been excluded (FY23: $0.07/Mcfe)

d)	As used herein, Adjusted EBITDA Margin is measured as Adjusted EBITDA, as a percentage of Total Revenue, inclusive of settled hedges; Total Revenue, inclusive of settled hedges is calculated as Total Revenue and the applicable gain (loss) on settled derivative instruments during the period

e)	As used herein, Free Cash Flow Yield represents Free Cash Flow for the 12 months ended December 31, 2023 as a percentage of Diversified's average market capitalization for the twelve months ended December 31, 2023; Free Cash Flow is calculated as net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; excludes amortization payments and includes the impact of working capital changes

f)	As previously announced via RNS, includes combined value of the sale of certain leaseholds, acreage positions, non-operated interests in producing properties and asset divestitures during FY2023

g)	Calculated as Net Debt (total debt less cash and restricted cash) at December 31, 2023 divided by Pro Forma Adjusted EBITDA; Pro Forma Adjusted EBITDA as reported for the twelve months ended December 31, 2023, including the unrealized impact of estimated NTM Adjusted EBITDA for previously announced acquisitions and divestitures for the twelve months ended December 31, 2023

h)	As used herein, employees, administrative costs and professional services represents total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use Employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

i)	Source: NRG; Calculated as the settled contract price for January 2023 - December 2023

j)	Source: Factset; calculated using Diversified’s weighted average floor price for Natural Gas contracts in 2024 and January 19, 2024 strip pricing for Henry Hub in 2024, including the January settled price

For Company-specific items, refer to the Glossary of Terms and/or Alternative Performance Measures found in the Company's 2023 Interim Report

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
www.div.energy

FTI Consulting	DEC@fticonsulting.com
US & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement includes forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control and all of which are based on management's current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "believe", "expects", "targets", "may", "will", "could", "should", "shall", "risk", "intends", "estimates", "aims", "plans", "predicts", "continues", "assumes", "positioned" or "anticipates" or the negative thereof, other variations thereon or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include statements regarding the intentions, beliefs or current expectations of management or the Company concerning, among other things, the results of operations, financial condition, prospects, growth, strategies and dividend policy of the Company and the industry in which it operates.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems. We have not presented reconciliations of the non-IFRS measures included in this announcement because the comparable IFRS measures will not be accessible until the Company’s audited financial results for the year ended December 31, 2023 are complete. The Company will include the comparable IFRS measures and reconciliations of the non-IFRS measures in its release of full-year results, which we expect to publish on Tuesday, March 19, 2024.